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                                                                    EXHIBIT 20.1
                                 PRESS RELEASE
                                                    [LOGO OF AVIVA APPEARS HERE]
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                SHARPE RESOURCES TO ACQUIRE AVIVA AMERICA, INC.

DALLAS, TEXAS, MARCH 4, 1999 . . . . The Chief Executives of Aviva Petroleum
Inc. ("Aviva") (AMEX AVV / London Stock Exchange AVP) and Sharpe Resources Corporation ("Sharpe") (ME SHO / OTC - SHGPF) have signed a letter of intent to merge Aviva America, Inc., a wholly-owned subsidiary of Aviva, into Sharpe.
Both Aviva America and Sharpe have operating assets in the shallow waters of the Gulf of Mexico. Sharpe has additional oil and gas properties onshore U.S. and Aviva America has oil production in Colombia and exploration prospects in Papua New Guinea. This will be a stock transaction, whereby Aviva shareholders will retain their existing Aviva shares and receive one new Sharpe Common Share for each six Aviva Common Shares held. The transaction will require negotiation and execution of a definitive merger agreement approved by the Boards of Directors of both companies and the approvals of the shareholders of each Company. The transaction will also be subject to the refinancing, extension and increase of Aviva America's current $15 million bank credit facility.

On a post-merger basis, Sharpe will have approximately 39 million shares issued and outstanding, of which approximately 20% will be distributed to current Aviva shareholders and 80% will be held by Sharpe shareholders. Upon completion of due diligence and definitive agreements, appropriate filings will be made with U.S. and Canadian regulatory bodies, with the intention of listing all Sharpe Common Shares on the Montreal Exchange and quoted on the Over the Counter (OTC) NASD market in the United States.

Ron Suttill, CEO of Aviva, said that the synergy of the companies' Gulf Coast assets, combined with Sharpe's recent success on its Matagorda property and Aviva America's Colombian cash flow, creates an entity which, from initial discussions with lenders, will be in a strong position to restructure existing debt levels significantly, and move forward aggressively with a development and acquisition program in the U.S. and Latin America.

Mr. Suttill commented that upon a successful completion of the proposed transactions outlined today, Aviva Petroleum Inc. will become essentially debt-free. The Company is currently in discussions with a number of parties relating to the acquisition of primarily European oil and gas properties by purchase or merger. These discussions would continue, said Mr. Suttill.

The Company was informed by the American Stock Exchange on October 27, 1998 of its intention to delist Aviva's Depositary Shares. The Company has appealed this decision and has been informed that the Depositary Shares will continue to trade during the appeal process. No decision has been made with respect to the appeal.

     Safe Harbor for Forward-Looking Statements: Except for historical
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     information contained herein, the statements in this press release are forward-looking statements that are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements involve known and unknown risks and uncertainties which may cause the Company's actual results in future periods to differ materially from forecasted results. These risks and uncertainties include, among other things, general economic conditions, volatility of oil and gas prices, the impact of possible geopolitical occurrences world-wide, imprecision of reserve estimates, changes in laws and regulations, unforeseen engineering and mechanical or technological difficulties in drilling or working-over wells, and other risks described in the Company's filings with the Securities and Exchange Commission.

Further Information:
Ron Suttill, Aviva Petroleum Inc., Dallas, Texas  214 691 3464